Exhibit 99(d)(8)

APPENDIX A

Sub-Advisory Fee
Fund	Effective Date
WisdomTree U.S. Short-Term Corporate Bond Fund	April 12, 2016
WisdomTree U.S. Corporate Bond Fund	April 12, 2016
WisdomTree U.S. High Yield Corporate Bond Fund	April 12, 2016
WisdomTree Yield Enhanced U.S. Short-Term Aggregate Bond Fund	May 10, 2017
WisdomTree Emerging Markets Corporate Bond Fund	August 23, 2017
WisdomTree Mortgage Plus Bond Fund	April 19, 2019
WisdomTree Interest Rate Hedged High Yield Bond Fund	June 4, 2020
WisdomTree U.S. AI Enhanced Value Fund	January 7, 2022
WisdomTree International AI Enhanced Value Fund	January 7, 2022
WisdomTree Inflation Adjusted Corporate Bond Fund	April 26, 2022
WisdomTree Voya Yield Enhanced USD Universal Bond Fund	January 25, 2023

A-7-1